ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	December 31, 2014

Current assets:
Cash and cash equivalents	¥68,997	85,145
Trade receivables, net	20,404	29,231
Inventories	30,200	33,852
Other current assets	5,218	5,475

Total current assets	124,819	153,703

Investment securities	3,741	2,393
Property, plant and equipment, net of accumulated	39,925	39,334
depreciation of 44,832 million yen and 46,684 million yen,
as of March 31, 2014 and December 31, 2014, respectively
Intangible assets, net of accumulated	3,545	3,324
amortization of 969 million yen and 1,821 million yen,
as of March 31, 2014 and December 31, 2014, respectively
Goodwill	46,846	54,657
Other assets	10,980	11,550

Total assets	¥229,856	264,961

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	December 31, 2014

Current liabilities:
Trade accounts payable	¥12,353	14,543
Accrued expenses	6,775	8,268
Income taxes payable	1,089	4,591
Accrued warranty expenses	1,589	1,446
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	3,013
Other current liabilities	2,313	3,537

Total current liabilities	26,607	45,398

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,126
Accrued pension and severance costs	28,641	29,285
Other liabilities	3,207	2,386

Total liabilities	113,604	122,195

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	43,906	43,864
Retained earnings	130,740	138,002
Accumulated other comprehensive income (loss)	5,326	24,248
Treasury stock, 25,368,828 shares and 25,291,042 shares
as of March 31, 2014 and December 31, 2014, respectively	(96,083)	(95,711)

Total stockholders’ equity	116,252	142,766

Total liabilities and stockholders’ equity	¥229,856	264,961

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Net sales	¥79,251	119,902
Cost of sales	45,913	53,342

Gross profit	33,338	66,560

Research and development expenses	25,294	22,814
Selling, general and administrative expenses	29,380	33,724
Impairment charge	13,068	211

Operating income (loss)	(34,404)	9,811

Other income (expense):
Interest and dividend income	169	150
Interest expense	(104)	(103)
Gain on sale of investment securities	778	677
Other, net	(760)	2,770

Total other income (expense)	83	3,494

Income (loss) before income taxes and equity
in earnings of affiliated company	(34,321)	13,305

Income tax expense (benefit)	(171)	4,064
Equity in earnings of affiliated company	2	—

Net income (loss)	¥(34,148)	9,241

	Yen
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Net income (loss) per share:
Basic	¥(196.12)	53.05
Diluted	(196.12)	47.96

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Net sales	¥19,613	40,959
Cost of sales	15,120	17,645

Gross profit	4,493	23,314

Research and development expenses	7,886	7,792
Selling, general and administrative expenses	9,949	11,892
Impairment charge	13,068	211

Operating income (loss)	(26,410)	3,419

Other income (expense):
Interest and dividend income	69	62
Interest expense	(34)	(35)
Gain on sale of investment securities	202	118
Other, net	(761)	1,724

Total other income (expense)	(524)	1,869

Income (loss) before income taxes and equity
in earnings of affiliated company	(26,934)	5,288

Income tax expense (benefit)	(2,125)	632
Equity in earnings of affiliated company	0	—

Net income (loss)	¥(24,809)	4,656

	Yen
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Net income (loss) per share:
Basic	¥(142.42)	26.73
Diluted	(142.42)	24.15

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Comprehensive income (loss)
Net income (loss)	¥(34,148)	9,241
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	15,147	18,440
Net unrealized gains (losses) on investment securities：	(294)	(302)
Pension related adjustments	402	784

Total other comprehensive income	15,255	18,922

Total comprehensive income (loss)	¥(18,893)	28,163

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Comprehensive income (loss)
Net income (loss)	¥(24,809)	4,656
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	9,428	11,779
Net unrealized gains (losses) on investment securities：	2	69
Pension related adjustments	31	252

Total other comprehensive income	9,461	12,100

Total comprehensive income (loss)	¥(15,348)	16,756

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Cash flows from operating activities:
Net income (loss)	¥(34,148)	9,241
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,831	3,769
Deferred income taxes	(2,048)	(75)
Stock option compensation expense	870	—
Impairment charge	13,495	211
Gain on sale of investment securities	(778)	(677)
Changes in assets and liabilities:
Trade receivables	15,651	(5,617)
Other account receivable	(126)	779
Inventories	311	(1,551)
Trade accounts payable	(79)	718
Other account payable	61	953
Accrued expenses	(1,310)	1,096
Income taxes payable	(631)	3,208
Accrued warranty expenses	(269)	(216)
Customer prepayments	(662)	493
Accrued pension and severance costs	1,207	323
Other	1,458	(180)

Net cash provided by (used in) operating activities	(167)	12,475

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,418	1,806
Acquisition of subsidiary, net of cash acquired	(1,272)	—
Purchases of property, plant and equipment	(5,096)	(2,486)
Purchases of intangible assets	(648)	(307)
Other	650	86

Net cash provided by (used in) investing activities	(4,948)	(901)

Cash flows from financing activities:
Dividends paid	(3,369)	(1,666)
Other	501	114

Net cash provided by (used in) financing activities	(2,868)	(1,552)

Net effect of exchange rate changes on cash and cash equivalents	4,436	6,126

Net change in cash and cash equivalents	(3,547)	16,148

Cash and cash equivalents at beginning of period	45,668	68,997

Cash and cash equivalents at end of period	¥42,121	85,145

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented. This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of certain significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

(iii) Stock option
Unused gains from stock based compensation are not recognized upon expiration of stock option.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. The standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior fiscal year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(3) Inventories
Inventories at March 31, 2014 and December 31, 2014 were composed of the following:

	Yen (Millions)
	March 31, 2014	December 31, 2014

Finished goods	¥6,509	9,319
Work in process	11,467	10,898
Raw materials and supplies	12,224	13,635

	¥30,200	33,852

(4) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2014 and December 31, 2014 were as follows:

	Yen (Millions)
	March 31, 2014

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,055	1,244	27	3,272

	Yen (Millions)
	December 31, 2014
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥1,186	731	-	1,917

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2013 were ¥1,298 million and ¥492 million, respectively. Gross realized gains on available-for-sale securities for the nine months and three months ended December 31, 2013 were ¥778 million and ¥202 million, respectively. Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2014 were ¥1,542 million and ¥250 million, respectively. Gross realized gains on available-for-sale securities for the nine months and three months ended December 31, 2014 were ¥677 million and ¥118 million respectively. No losses were realized on the sale of available-for-sale securities for the nine months and the three months ended December 31, 2013 and 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Net realized gains and losses on the sale of available-for-sale securities are based on the average cost method. There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the nine months and three months ended December 31, 2013 and 2014, respectively.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and December 31, 2014, were as follows:

	Yen (Millions)
	March 31, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥289	27	-	-

Yen (Millions)
December 31, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥-	-	-	-

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets. The carrying amounts of non-marketable equity securities were ¥469 million and ¥476 million at March 31, 2014 and December 31, 2014, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥469 million and ¥476 million at March 31, 2014 and December 31, 2014, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(5) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments
Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

There was no foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2014 and December 31, 2014.

Fair Value of Derivative Contracts
There was no derivative not designated as hedging instruments at March 31, 2014 and December 31, 2014.

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the nine months and three months ended December 31, 2013 and 2014 were as follows:
		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Nine months ended December 31, 2013	Nine months ended December 31, 2014

Foreign exchange contracts	Other income (expense)	¥63	19

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended December 31, 2013	Three months ended December 31, 2014

Foreign exchange contracts	Other income (expense)	¥(27)	2

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2014 and December 31, 2014.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥3,272	3,272	1,917	1,917
Financial liabilities:
Corporate bonds (Including current portion)	25,000	24,975	25,000	25,029
Convertible bonds	30,149	31,518	30,126	33,450

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables and trade accounts payable:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair values of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Corporate bonds (including current portion) and convertible bonds:  The fair values of corporate bonds (including current portion) and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2014 and December 31, 2014, the carrying amounts of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:
		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥3,272	3,272	-	-
Total assets measured at fair value	3,272	3,272	-	-

		Yen (Millions)
		Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥1,917	1,917	-	-
Total assets measured at fair value	1,917	1,917	-	-

As of March 31,2014 and December 31, 2014, there were no amount of liabilities, which were measured at fair value on a recurring basis.

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2014 and December 31, 2014, the carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2014 and December 31, 2014 was as follows:

Yen (Millions)
Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Property, plant and equipment	¥-	-	-	-
Intangible assets	-	-	-	-
Total assets measured at fair value	-	-	-	-

		Yen (Millions)
		Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Property, plant and equipment	¥122	-	-	122
Total assets measured at fair value	122	-	-	122

For the three month ended December 31, 2013, Advantest recognized loss of ¥107 million on certain building and land included as a corporate asset that was reclassified as assets held for sale and this loss was included in selling, general and administrative expenses in the accompanying quarterly consolidated statements of operations. The assets held for sale was included in other current assets on the quarterly consolidated balance sheets. As a result of expected future cash flows based on changes in the business environment weighed on profits, for the three months ended December 31, 2013, Advantest recognized impairment losses of ¥1,099 million and ¥11,671 million on property, plant and equipment and intangible assets, respectively included in semiconductor and component test system segment. Also, Advantest recognized impairment losses of ¥497 million and ¥228 million on property, plant and equipment and intangible assets, respectively included in mechatronics system segment. The total impairment loss of ¥13,495 million was included in cost of sales and impairment charge in the accompanying quarterly consolidated statements of operations. For the three month ended December 31, 2014, Advantest recognized loss of ¥211 million on long-lived assets included in semiconductor and component test system segment when the carrying amounts of the assets are considered to be unrecoverable.
The property, plant and equipment and the intangible assets are valued using the income approaches based on present value of expected future cash flows. The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7) Corporate Bonds and Convertible Bonds
The carrying values of corporate bonds and convertible bonds at March 31, 2014 and December 31, 2014 were as follows:
	Yen (Millions)
	March 31, 2014	December 31, 2014

Unsecured 0.416% bonds, due May 25, 2015	¥10,000	10,000
Unsecured 0.606% bonds, due May 25, 2017	15,000	15,000
Corporate bonds	¥25,000	25,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥30,000	30,000
Add unamortized premium	149	126
Convertible bonds	¥30,149	30,126

In March 2014, the Company issued ¥30,000 million zero coupon convertible bonds due 2019 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from April 1, 2014 to February 28, 2019. The initial conversion price is ¥1,655 per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption is triggered upon the occurrence of certain corporate events including a merger, corporate split, delisting and squeeze-out event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and the Company’s common stock price. The reduced conversion price ranges from ¥1,123 to ¥1,655 per common share. The conversion price is also adjusted for dividends in excess of 15 yen per common share per fiscal year. The bondholders may require the Company to redeem the Zero Coupon Convertible Bonds, on or after a reduction in the conversion price is triggered, at 100.0% of its principal amount, together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

(8) Income Taxes
As of December 31, 2013 and 2014, the estimated annual effective tax rate for FY2013 and FY2014 differ from the 37.7 and 35.4 percent statutory income tax rate primarily due to related impacts of valuation allowance on deferred tax assets, effects of foreign income tax rates, and effects of separate company income tax reporting positions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(9) Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 and 2014 were as follows:

	Yen (Millions)
	Nine months ended December 31, 2013
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2013	¥3,934	1,549	(12,412)	(6,929)
Other comprehensive income
(loss) before reclassifications	15,147	209	(304)	15,052
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(503)	706	203
Net change during the period	15,147	(294)	402	15,255
Balance at December 31, 2013	¥19,081	1,255	(12,010)	8,326

	Yen (Millions)
	Nine months ended December 31, 2014
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2014	¥16,489	907	(12,070)	5,326
Other comprehensive income
(loss) before reclassifications	18,440	136	46	18,622
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(438)	738	300
Net change during the period	18,440	(302)	784	18,922
Balance at December 31, 2014	¥34,929	605	(11,286)	24,248

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months and three months ended December 31, 2013 and 2014 were as follow:

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Affected line items in consolidated statements of operations
Unrealized gains and
losses on investment securities	¥(778)	(677)	Other income (expense): Other, net
	275	239	Income taxes
	(503)	(438)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	914	965	(2)
Amortization of prior service cost	(126)	(126)	(2)
	(82)	(101)	Income taxes
	706	738	Net income (loss)
Total amount reclassified, net of tax	¥203	300

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Three months ended December 31, 2013	Three months ended December 31, 2014	Affected line items in consolidated statements of operations
Unrealized gains and
losses on investment securities	¥(202)	(118)	Other income (expense): Other, net
	71	41	Income taxes
	(131)	(77)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	307	324	(2)
Amortization of prior service cost	(42)	(42)	(2)
	(28)	(35)	Income taxes
	237	247	Net income (loss)
Total amount reclassified, net of tax	¥106	170

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 11 for additional details).

(10) Stock-Based Compensation
Stock based compensation expense recognized was ¥870 million for the nine months ended December 31, 2013, and ¥432 million for the three months ended December 31, 2013, which were included in selling, general and administrative expenses. The tax related benefit was ¥225 million for the nine months ended December 31, 2013, and ¥112 million for the three months ended December 31, 2013. No stock based compensation expense was recognized for both the nine and three months ended December 31, 2014. As of March 31, 2014, a valuation allowance was recorded against substantially all related deferred tax assets.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(11) Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized were as follows:
	Yen (Millions)
	Nine months ended
	December 31, 2013		December 31, 2014
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥1,301	381	1,332	413
Interest cost	424	329	453	397
Expected return on plan assets	(348)	(244)	(502)	(302)
Amortization of unrecognized:
Net actuarial (gain) or loss	689	225	673	292
Prior service (benefit) cost	(126)	－	(126)	－

Net periodic benefit cost	¥1,940	691	1,830	800

	Yen (Millions)
	Three months ended
	December 31, 2013		December 31, 2014
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥434	145	444	126
Interest cost	142	113	151	135
Expected return on plan assets	(116)	(84)	(167)	(103)
Amortization of unrecognized:
Net actuarial (gain) or loss	229	78	224	100
Prior service (benefit) cost	(42)	－	(42)	－

Net periodic benefit cost	¥647	252	610	258

(12) Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2013, Advantest declared cash dividends totaling ¥1,738 million, or ¥10 per share of common stock on June 4, 2013 to stockholders of record on March 31, 2013.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 29, 2013, Advantest declared cash dividends totaling ¥1,742 million, or ¥10 per share of common stock on December 2, 2013 to stockholders of record on September 30, 2013.
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on June 3, 2014 to stockholders of record on March 31, 2014.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on December 1, 2014 to stockholders of record on September 30, 2014.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2013 and 2014 were summarized as follows:
	Yen (Millions)
	Nine months ended
	December 31, 2013	December 31, 2014

Balance at beginning of period	¥1,889	1,589
Addition	1,917	1,837
Reduction	(2,186)	(2,059)

Translation adjustments	55	79

Balance at end of period	¥1,675	1,446

(14) Other income (expense)

Other income (expense) includes foreign exchange losses of ¥961 million and ¥1,046 million for the nine months and the three months ended December 31, 2013, respectively.
Other income (expense) includes foreign exchange gains of ¥2,590 million and ¥1,654 million for the nine months and the three months ended December 31, 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(15) Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the nine months and three months ended December 31, 2013 and 2014 was as follows:

	Yen (Millions)
	Nine months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥51,299	10,031	17,921	－	79,251
Inter-segment sales	161	8	－	(169)	－
Net sales	51,460	10,039	17,921	(169)	79,251
Operating income (loss) before stock option compensation expense	(26,960)	(4,530)	2,095	(4,139)	(33,534)
Adjustment:
Stock option compensation expense					870
Operating income (loss)					¥(34,404)

	Yen (Millions)
	Nine months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥79,972	20,217	19,713	－	119,902
Inter-segment sales	80	－	－	(80)	－
Net sales	80,052	20,217	19,713	(80)	119,902
Operating income (loss) before stock option compensation expense	10,255	2,620	2,440	(5,504)	9,811
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥9,811

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,086	3,244	6,283	－	19,613
Inter-segment sales	70	8	－	(78)	－
Net sales	10,156	3,252	6,283	(78)	19,613
Operating income (loss) before stock option compensation expense	(23,175)	(2,042)	923	(1,684)	(25,978)
Adjustment:
Stock option compensation expense					432
Operating income (loss)					¥(26,410)

	Yen (Millions)
	Three months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,047	9,117	6,795	－	40,959
Inter-segment sales	14	－	－	(14)	－
Net sales	25,061	9,117	6,795	(14)	40,959
Operating income (loss) before stock option compensation expense	2,351	1,906	872	(1,710)	3,419
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,419

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(16) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and the three months ended December 31, 2013 and 2014:

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014
Numerator:
Net income (loss)	¥(34,148)	9,241
Dilutive effect of exercise of convertible bonds	－	(12)
Diluted net income (loss)	(34,148)	9,229

Denominator:
Basic weighted average shares of common stock outstanding	174,113,609	174,199,488
Dilutive effect of exercise of stock options	－	106,849
Dilutive effect of exercise of convertible bonds	－	18,126,888
Diluted weighted average shares of common stock outstanding	174,113,609	192,433,225

Basic net income (loss) per share	¥ (196.12)	53.05
Diluted net income (loss) per share	¥ (196.12)	47.96

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014
Numerator:
Net income (loss)	¥(24,809)	4,656
Dilutive effect of exercise of convertible bonds	－	(4)
Diluted net income (loss)	(24,809)	4,652

Denominator:
Basic weighted average shares of common stock outstanding	174,195,834	174,219,714
Dilutive effect of exercise of stock options	－	249,457
Dilutive effect of exercise of convertible bonds	－	18,126,888
Diluted weighted average shares of common stock outstanding	174,195,834	192,596,059

Basic net income (loss) per share	¥ (142.42)	26.73
Diluted net income (loss) per share	¥ (142.42)	24.15

At December 31, 2013 and 2014, Advantest had outstanding stock options of 7,956,414 and 4,385,873 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.